

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **05/01/2006** (MM/DD/YY) AND ENDING **04/30/2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cronin & Co., Inc.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Nicollet Mall Suite 2520
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ReNae Martinson **612-339-8561**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JUN 22 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, James Hiniker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cronin & Co., Inc. as of April 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

President

Title



Notary Public


RANAE B. MARTINSON
Notary Public
Minnesota

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRONIN & CO., INC. AND SUBSIDIARY

FINANCIAL STATEMENTS
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT

Years Ended April 30, 2007 and 2006



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

CRONIN & CO., INC. AND SUBSIDIARY

We have audited the statement of financial condition of Cronin & Co., Inc. and Subsidiary (the Company) as of April 30, 2007 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The financial statement of the Company as of and April 30, 2006 was audited by other auditors whose report dated May 26, 2006 expressed an unqualified opinion on the statement.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Cronin & Co., Inc. and Subsidiary as of April 30, 2007 in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
May 28, 2007

CRONIN & CO., INC. AND SUBSIDIARY

STATEMENTS OF FINANCIAL CONDITION

April 30, 2007 and 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ 191,649	$ 290,875
Deposits for securities underwriting	196,900	687,900
Interest receivable	50,920	22,659
Securities inventory, at market	5,205,206	2,805,471
Property and equipment, at cost, less accumulated depreciation	58,081	76,790
Other assets	106,875	199,135
TOTAL ASSETS	$ 5,809,631	$ 4,082,830
LIABILITIES		
Accounts payable, trade	$ 108,456	$ 82,732
Payable to clearing organization	3,218,933	777,105
Accrued commissions	66,355	43,862
Income taxes payable, including deferred taxes of $1,000 and $4,774 respectively	65,420	16,535
TOTAL LIABILITIES	3,459,164	920,234
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $1, authorized 26,710 shares, issued and outstanding 9,051 and 12,553 shares, respectively	9,051	12,553
Additional paid-in capital	816,327	842,596
Notes receivable from stockholders	(398,688)	(456,208)
TOTAL CAPITAL CONTRIBUTED	426,690	398,941
RETAINED EARNINGS	1,923,777	2,763,655
TOTAL STOCKHOLDERS' EQUITY	2,350,467	3,162,596
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,809,631	$ 4,082,830

See Notes to Financial Statements

CRONIN & CO., INC. AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies

Nature of business - Cronin & Co., Inc. and Subsidiary (the Company) was incorporated in 1974. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Municipal Securities Rulemaking Board (MSRB). The Company engages in the business of acting as a dealer in municipal bonds and other fixed-income securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company guarantees to its clearing firm the performance of every customer transaction it introduces to the clearing firm. The Company also acts as an underwriter, co-underwriter, and selling group participant of competitive and negotiated municipal bond offerings. Additionally, the Company is permitted to trade securities for its own account. The Company's corporate offices are located in Minneapolis, Minnesota.

Financial instruments with off-balance sheet risk:

Off-balance-sheet credit and market risk - In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities, options and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company records customer transactions on a settlement date basis, which is generally three business days after the trade date. Recognition of these transactions on a settlement date basis rather than trade date basis is not expected to have a material effect upon the Company's statement of financial condition.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)

Financial instruments with off-balance sheet risk (continued):

Concentrations of credit risk - As an introducing broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations, governments, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities and options transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

The Company maintains cash in bank accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Fair value considerations - Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Securities owned are valued using quoted market or dealer prices. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

Significant accounting policies:

Principles of consolidation - The accompanying consolidating financial statements include the accounts of the Company and its wholly owned subsidiary, Cronin Asset Management, LLC. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents - For purposes of reporting the statements of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, as cash and cash equivalents on the accompanying statements of financial condition.

Receivables and credit policies - Accounts receivable for fees, reimbursable expenses, and other services are uncollateralized customer obligations due under normal trade terms requiring payment within 60 days from the invoice date. Past due accounts receivable with invoice dates over 60 days are not charged interest.

Commissions receivable on trades processed by the clearing firm are accrued on a settlement date basis. The commissions receivable are paid to the Company as of the month end in which the commissions are earned.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice.

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)

Significant accounting policies (continued):

Receivables and credit policies - The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At April 30, 2007, management considers all amounts collectible.

Revenue recognition:

Underwriting revenues - Underwriting revenues and fees from advisory assignments are recorded when the underlying transaction is settled under the terms of the engagement.

Security transactions - Commission income and related expenses for security transactions are recognized on the settlement date basis. There would be no material effect on the financial statements if trade execution date instead of settlement date were used.

Firm trading securities held for resale including securities owned, and any securities sold and not yet purchased, are valued at market and unrealized gains and losses are reflected in revenues from principal transactions.

Property and equipment - Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is reflected in the results of operations.

Depreciation and amortization - Depreciation and amortization of furniture and equipment is computed on the straight-line method over estimated useful lives of 5 to 8 years:

Depreciation expense was $25,000 and $44,000 for the years ended April 30, 2007 and 2006, respectively.

Impairment of long-lived assets - The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)

Significant accounting policies (continued):

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements:

SFAS 157 - During September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is required to adopt the provisions of SFAS 157 in the fiscal year beginning May 1, 2008 and is currently evaluating the effects, if any, that this pronouncement may have on the financial statements.

FIN 48- During June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after April 30, 2007. The Company is required to adopt the provisions of FIN 48 in our fiscal year beginning May 1, 2007 and is currently evaluating the effects, if any, that FIN 48 may have on the financial statements.

(2) Payable to clearing organization

The Company clears certain of its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The amount payable to the clearing organization relates to the aforementioned transactions and is collateralized by securities owned by the Company.

(3) Securities owned

The following is a summary of the market value of major categories of securities owned and securities sold, not yet purchased as of April 30, 2007 and 2006:

	April 30, 2007	April 30, 2006
Government agency bonds	$ 542,400	$ -
Municipal bonds	4,662,800	2,805,500
Total	$ 5,205,200	$ 2,805,500

Securities not readily marketable include state and municipal obligations (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

(4) Property and equipment

The following is a summary of property and equipment:

	April 30, 2007	April 30, 2006
Furniture and equipment	$ 267,300	$ 286,200
Less accumulated depreciation	209,200	209,400
Total property and equipment	$ 58,100	$ 76,800

(5) Equity

In June 2003 the Company issued 5,000 shares of stock to certain members of management in exchange for cash and promissory notes. Payments on the notes receivable are to be received in monthly installments varying from $6,600 to $3,700 over the various terms of the notes. The monthly installments include interest at 5%.

The unpaid balances on the notes are included in stockholders equity as a reduction in the equity balance.

The future principal payments to be received and outstanding are as follows:

Year		Amount
2008	$	60,200
2009		63,300
2010		66,600
2011		69,900
2012		73,500
2013		65,200
Total	$	398,700

During May 2006, the Company redeemed 3,510 shares of common stock from two of its stockholders for $1,020,040 in cash.

(6) Income tax expense

The components of the provision for federal and state income taxes are as follows:

	Years Ended April 30,			
		2007		2006
Current income taxes				
Federal income taxes	$	42,100	$	6,200
State and local income taxes		21,700		9,500
Total current income tax expense		63,800		15,700
Deferred income taxes				
Federal income taxes		(3,100)		(7,300)
State and local income taxes		(700)		(1,000)
Total deferred income tax expense		(3,800)		(8,300)
Total income tax expense	$	60,000	$	7,400

(7) Commitments

The Company conducts its operations in leased facilities. The non-cancelable lease agreement provides for monthly rental payments over the lease term in amounts ranging between $7,800 and $8,300, plus a proportionate share of the building's operating expenses. Rent expensed under this arrangement was $164,000 and $156,000 for the years ended April 30, 2007 and 2006, respectively.

The Company is also obligated under various operating leases for office equipment. The leases have varying terms expiring through December, 2008. Aggregate payments under these leases amount to $8,400 per month. Rents expensed under these arrangements were $124,000 and $122,000 for the years ended April 30, 2007 and 2006, respectively.

Future minimum lease payments which must be made under noncancellable lease agreements are:

Years Ending April 30,		
2008	$	103,500
2009		105,900
2010		105,900
2011		46,200
Total minimum lease payments	$	361,500

(8) Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

(9) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2007, the Company had net capital and net capital requirements of $1,914,000 and $250,000, respectively. The Company's net capital ratio was .13 to 1.

(10) Employee benefit plans

401(k) salaried savings and profit sharing plan – The Company's 401(k) salaried savings and profit sharing plan (the Plan) covers substantially all employees. The Plan allows participants to make contributions of up to 15% of their compensation not to exceed statutory limits as provided by the Internal Revenue Code. The Company matches 25% of each participant's contribution to the Plan.

The Company may also make additional 401(k) and profit sharing contributions at the discretion of the board of directors. The Company's 401(k) match and discretionary contribution totaled $26,800 and $35,800 for the years ended April 30, 2007 and 2006, respectively. In addition, as of April 30, 2007 and 2006, the Company accrued profit sharing contributions of $35,000 and $0, respectively.

Employee stock purchase program – The Company has an employee stock purchase program available to all employees who have been employed by the Company for at least two years, are employed by the Company for more than five moths in any calendar year, and own less than 5% of the total combined voting power or value of all classes of stock. Under the program, employees could elect to withhold up to 15% of their after-tax annual compensation on an annual basis defined as the "offering period," to purchase the Company's common stock. The purchase price of a share of common stock purchased by a participant is equal to 90% of the lesser of the book value on May 1 or the first day the participant becomes eligible if they are not eligible on May 1, or the book value on the purchase date, which is the last day of the quarter.

Participants in the program may discontinue payroll deductions at any time and have previously deducted funds returned to them. Also, upon termination of employment, the Company will redeem all common stock held by the terminated employee at a price equal to the book value of the stock on the date of the participant's termination. The Company has reserved 18,000 shares for issuance under the Plan. For both of the years ended April 30, 2007 and 2006, the Company issued eight shares at a price of $259.45 and $255.27 per share, respectively.

(11) Cash flow disclosures

The following is a summary of supplemental cash flow information:

	Years Ended April 30,	
	2007	2006
Cash paid:		
Interest	$ 148,100	$ 113,200
Income taxes	$ 11,100	$ 16,700

(12) Subsequent event

On June 6, 2007, the Company purchased and retired 1,250 shares of common stock from a stockholder for a purchase price of $303.74 per share.

END